SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of February 2002




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |    No   |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press release dated February 5, 2002

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.


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         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION

                      Insurance giant CGU and CGI renew their ties
                  o Sign 5-year commercial lines outsourcing contract


         Toronto, Ontario, February 5, 2002 - CGU Group Canada Ltd. (CGU), the largest property and casualty insurance group in Canada, and CGI Group Inc. (NYSE: GIB; TSE: GIB.A) (CGI) today announced the signing of a multi-million dollar, 5-year information technology contract for the support and maintenance of CGU's commercial lines applications
         Canada-wide. The Commercial Lines Applications support CGU in the administration of all underwriting, billing, and claims processing. CGU writes approximately CDN$650 million in commercial premium income, all of which flows through and is hosted in CGI's Mississauga, Ontario data center. As part of the contract, CGI will be providing its rating engine, Ratabase, to support all rating done by all of CGU's personal lines and commercial lines applications.

         "We are very pleased to have CGI as our main outsourcing partner for processing of our commercial lines business. We have worked with CGI for many years in the past, and we believe in the value of the skills and experience they bring to the table," said Javier De la Cuba, senior vice-president, Business Services, CGU.

         Michael Roach president, Canada and Europe for CGI added: "We are very proud to be working with CGU, a firm we have been serving for some 15 years. Over the last four years, CGU has acquired several companies and CGI has supported them in their dramatic growth. Our process and procedures have proven our capacity to provide a stable infrastructure for growth. By being flexible to their needs, committed to a long-term partnership and by providing IT professionals with deep insurance industry knowledge, we feel confident in our ability to growth with CGU and deliver what they need when they need it."

         About CGU
         CGU Group Canada Ltd. (CGU) is the largest property and casualty insurance group in Canada with annual premiums in excess of $1.7 billion.

         The company is a wholly owned subsidiary of London, England-based CGNU plc, the world's sixth largest insurance group. CGU Group Canada Ltd. was formed in the late 1990s by the mergers of The General Accident Assurance Company of Canada, Commercial Union and Canadian General Insurance Company.




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         CGU Group  Canada Ltd.  has been  created to  incorporate  the combined strengths of its many diverse parts. It builds on a heritage of financial strength and stability to offer a wide variety of insurance products that Canadians have come to trust. To fulfil its commitment to providing excellent products and services, it has four companies operating under its umbrella.

         CGU Insurance Company of Canada provides traditional home and automobile insurance as well as commercial insurance. It is also a leading provider of specialty commercial products and construction surety bonding. Elite Insurance Company is Canada's largest insurer of recreational vehicles and mobile homes, and specializes in niche personal insurance products including Pleasurecraft, Antique Vehicles, Equestrian, Travel and Warranty. Scottish & York Insurance Co. Limited provides traditional home products state-of-the-art Call Centres. Traders General Insurance Company focuses on providing home and auto insurance to large and mid-sized groups they are one of Canada's leading group insurers.

         About CGI
         Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.1 billion). CGI's order backlog currently totals US$5.75 billion (CDN$9.2 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in countries such as the United States, Canada, the United Kingdom and France from more than 60 offices. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

         Forward-Looking Statements
         All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

         These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                          -30-




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                                           3

         For more information:

         CGI:
         Investor relations
         Julie Creed
         Vice-president, investor relations
         (312) 201-8094, # 210

         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:  February 5, 2002                    By /s/ Paule Dore
                                           Name:  Paule Dore
                                           Title: Executive Vice President
                                                  and Chief Corporate Officer
                                                  and Secretary